CARL E.WORBOYS
                                 ATTORNEY AT LAW

                                 118 CHATHAM RD.
                            SYRACUSE, NEW YORK 13203
CARL E. WORBOYS                                           TELEPHONE 315-476-5769
EMAIL: YOUNGCARL8199@HOTMAIL.COM                         FACSIMILE  315-476-5721

                                February 12, 2007

VIA OVERNIGHT MAIL

Mr. Christian Windsor, Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Anita Karu

         Re:      A.G. Volney Center, Inc. SEC File No. 0-52269

Dear Ms. Karu:

         This firm represents A.G. Volney Center Inc., which filed a Form SB-10 Registration Statement on October 19, 2006. Your office provided comments to the filing by your letter dated November 17, 2006 (the "Comment Letter"). In your comment letter, you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which provides responses to the numbered paragraphs of your comment letter and which provides any supplemental information requested. At this time, we are submitting, on behalf of the Registrant, Amendment No. 1 to the Registration Statement on Form SB-10. The purpose of this letter is to facilitate your review by providing responses to your comment letter keyed to the paragraphs of the letter as requested, and to provide appropriate supplemental information as necessary.

         Accordingly, our responses are as follows:


GENERAL

1. Effective 12/18/06 and subject to reporting requirements. We don't not wish to withdraw the registration statement and resubmit a revised document.

2. The required changes have been made in the document.

PART I.

GENERAL - THE COMPANY

3. We agree with the direction and have made the changes in the document. A.G. Volney Center, Inc., is a Development Stage Company





ITEM 1. DESCRIPTION OF BUSINESS

4. We are a development company. It is true that:

         (1) we are still planning our business
         (2) the company has acquired and sold merchandise which has generated sales (3) we have sold merchandise.

    We submit that an increase from 0 to $473 indicates that we are on our way to a successful enterprise, this has been indicated in the filing.

5. We have made a purchase and resold approximately 50% of the product. The corporate offices have continued their efforts to expand the business despite the lack of capital. We have identified potential suppliers and opened accounts. We continually search for suppliers in New York State to save on shipping costs. To solidify relationships with suppliers requires that repeated business take place, individual contacts occur and personal contacts take place. To date, we have not been able to conduct these business affairs without further capital.

6.  We  are  not  seeking  a  merger   candidate  or  pursuing   other  business
opportunities.


7. The required changes have been made in the document.

MILESTONES

8. The required changes have been made in the document.

9. The required changes have been made in the document.


10. Currently, and for the near future, Mr. Stever deposits all payments in the issuer's bank account. He pays all sums due by check. He has set up accounts with manufacturers and resellers for purchases and has made our major purchase. He receives inventory and distributes sold merchandise. Mr. Stever prepares advertising material and solicits sales. He maintains account records. Mr. Stever is aided in his efforts by Ms. Samantha Ford.

       We do not anticipate hiring any additional personnel or consultants unless and until further capital is raised.

       We intend to purchase over the internet only, and not to advertise or sell over the internet.

       Products for sale have not been delineated, but the products may be defined as those typically used as fund raiser or as products purchased by groups.

11. The required changes have been made in the document.








ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BASIS OF PRESENTATION

12. Corrected the term. Replaced the term significant with insignificant.


13. We negotiated the sale of our merchandise to pay for our current operating expenses and the cost of goods sold. Without operating capital, we are limited in our ability to negotiate higher sales figures. The document has been amended to show that our goal is 50% gross profit.


14. We have advertised by contacting potential customers by phone and by the internet. Outlay has not been significant.

GOING CONCERN QUALIFICATION

15. The required changes have been made in the document.

FOR THE SIX MONTHS ENDING JUNE 30, 2006 COMPARED TO THE SIX MONTHS ENDING JUNE 31, 2006

16. The Company has updated the heading the use the nine months ending September 30, 2006.

REVENUES

17. Our sold merchandise consisted of various types of candles purchased on the internet. With an increase in sales and the confidence developed thereof, from an increase in capital and better buying techniques, management will be able to increase sales and revenue. The inventory is being held at 124 Lincoln Ave., Liverpool, New York.

LIQUIDITY AND CAPITAL RESOURCES

18. Current operations have been financed by capital raised, loans and sales of goods. For the next twelve (12) months, we anticipate the continuing purchase and sales of goods from operations and a shareholder loan. Since our purchasing will be done on the internet, our expenses will be reduced. Our remaining capital will then be applied to sales and customer development.

19. It is anticipated that current operations (i.e. the increased activity of our officers and the purchase and sale of goods) will provide an increase of cash flow and liquidity of the issuer.

20. The Company has raised $8,000 and borrowed from Joseph Passalaqua $50 with an on demand promissory note at 10% per annum.

RISKS ASSOCIATED WITH OUR BUSINESS

21. Our reliance on outside manufacturers gives little control over the actual production and subjects the business to all the difficulties encountered by any of our manufacturers.

22. The required changes have been made in the document.



23. The breakdown of officers and directors time devoted to the company is as follows:

       Mr. Stever - 100%
       Ms. Ford - 40%
       Mr. Connelly -10%

24. The required changes have been made in the document.

ITEM 3. DESCRIPTION OF PROPERTY

25. The operations are located at 124 Lincoln Ave. S., Liverpool, NY 13088 which is the residence of the corporate President, David F. Stever. It is provided rent free.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

26. Common   Carl E. Worboys           Shareholder      6,000,000 shares  41.96%
                       118 Chatham Rd.
                       Syracuse, NY 13203

    Common   Joseph C. Passalaqua      Shareholder      6,000,000 shares  41.96%
                      106 Glenwood Dr. S.
                      Liverpool, NY 13090

    Common   David F. Stever           Officer/President  400,000 shares    2.8%
                     124 Lincoln Ave. S.
                      Liverpool, NY 13088

    Common   Samantha M. Ford         Officer/Secretary   400,000 shares    2.8%
                      410 Balsam St.             Treasurer
                      Liverpool, NY 13088

   Common   John Connelly           Director              400,000 shares    2.8%
                     136 NE 19th Court
                     Ft. Lauderdale, FL 33305         ______________     ______

   Common stock                                        13,200,000 shares  92.32%

None of the persons listed above have the right to acquire beneficial ownership within sixty days.













ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

27. Please see 29 below. In addition, Mr. Stever owned and managed Happy Journeys Travel, Inc., a travel agency, for over 25 years. He has also acted as an officer and director of the Syracuse Rose Society, an association which purchases product in bulk for resale to members and to others as fund raisers.
       Mr. Connelly is a non-practicing attorney who currently manages his own real estate interests in Bradenton and Ft. Lauderdale, Florida. Prior to real estate management, he acted as co-manager for the band "Boston" and other entertainment groups in the state of Massachusetts. He later managed a successful entertainment club and managed a weekly publication in Syracuse, NY.
      The board of directors has determined that A.G. Volney does not have a financial expert on its audit committee due to the small size and scope of the issuer's current status. The management experience of Mr. Stever and Mr.
Connelly required the exercise of fiscal management in which degree will be required to successfully manage A.G. Volney Center, Inc. in its growth over the next two years.
       Directors are elected annually.

PART II.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

28. The company offered securities for sale over the last three years in the amount of 100,000 shares at a price of one thousand dollars ($1,000.00). The individuals involved are best defined as "friends and family", and the shares were not offered to the public generally or through any public announcements or public and/or printed advertisements.
      The securities were sold on the following dates to individuals with disclosure information.

         1) October 31, 2005 Robert and Colleen Penfield 2) February 13, 2006 Damion D. Glushko 3) February 26, 2004 Craig H. Burton 4) March 2, 2004 Olde Monmouth Capital Corporation 5) March 12, 2004 Florine Basile, Jr.
         6) October 23, 2005 Donald W. Willis and Laura L. Willis

     The shares were issued under Section 4(2) of the of the Securities Act 1933. Sales were to known individuals and the offering was limited in scope and dollar amount.

29. David F. Stever has had considerable experience in marketing and management in his former self-owned business as a travel agent. At various times the agency, Happy Journeys Travel, Inc. had several employees and several outside agents. Due to substantial changed in the travel business including, but not limited to, the airlines ceasing the payment of commissions, internet bookings and the loss of Syracuse University Athletic Department bookings, Mr. Stever closed his business.
      Having had expenses in group buying through leisure activities and through prior purchases with other travel agencies, Mr. Stever determined that he might have success with bulk purchases via the internet and resale to small groups.
      He was introduced to Ms. Ford and endeavored to obtain help in the commencement of the business. The venture being pursued by Mr. Stever and Ms. Ford, the shares were issued to both parties. The business has been the responsibility of both and they were entitled in an ongoing basis to shares in the ownership of the business.





ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

30. The original Articles of Incorporation do not include indemnification of officers and directors. The indemnification of the officers and directors is included in the Company's Bylaws.

FINANCIAL STATEMENTS, PAGE F-3 - F-6

31.-34. Changes have been completed in the Company's financials and footnotes, having been reviewed by Robison, Hill and Company. The Company's financial statements and footnotes have been updated as of September 30, 2006.

NOTE 7 - COMMON STOCK TRANSACTIONS PAGE F-11

35. Note 7 in its description of "issued value at $0.01 as compared to Item 6 and Item 7 was in error and is amended to "issued value at $0.001."




Sincerely,


/s/ Carl E. Worboys
Carl E. Worboys
Attorney at Law